SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANUAL FOR SHAREHOLDERS’ PARTICIPATION IN
THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.
TO BE HELD ON AUGUST 24, 2020

TABLE OF CONTENTS

A MESSAGE FROM MANAGEMENT	3
GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES	4
CALL NOTICE	8
RELATED DOCUMENTS AND LINKS	11
EXHIBIT 1: FORM OF PROXY - INDIVIDUAL	12
EXHIBIT 2: FORM OF PROXY – LEGAL ENTITY	13
USER GUIDE OF WEBEX PLATFORM TO ACCESS AND PARTICIPATION	14
2

A MESSAGE FROM MANAGEMENT

Dear Shareholders,

In accordance with our commitment to the continuous pursuit of the best Corporate Governance practices, we have prepared this manual for Shareholders’ participation in the Company’s Extraordinary General Meeting (“Manual”), to be held on August 24, 2020, at 3:00 p.m., exclusively in digital form, under the terms of article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of the Brazilian Security and Exchange Commission (“CVM”) Normative Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”), via digital platform Webex (respectively, “Digital Platform” and “Meeting”).

The Meeting was called to resolve on the following agenda (“Agenda”):

(i)              Replacement of two (2) effective members of the Company’s Board of Directors, being one appointed by shareholders Odebrecht S.A. and OSP Investimentos S.A. (“Odebrecht”) and one appointed by shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), to conclude the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2021; and

(ii)            Consolidation of the Company’s Bylaws, exclusively because the shareholders meetings that approved amendments to such document, did not formally approve its consolidation.

3

GUIDELINES FOR SHAREHOLDERS' PARTICIPATION AND DEADLINES

With the purpose of instructing the Shareholders regarding the procedure for participating in the Meeting, we provide this Manual.

The information related to the resolutions is available to the Shareholders in the Company’s office located at Rua Lemos Monteiro, No. 120, 24th floor, Butantã, City of São Paulo, State of São Paulo – ZIP Code 05501-050, at the attention of the Company’s Investors Relations Department, on behalf of Ms. Rosana Cristina Avolio, on the Company’s website (www.braskem-ri.com.br), CVM’s website (www.cvm.gov.br) and the Brazilian Stock Exchange’s (B3 S.A. – Brasil, Bolsa, Balcão) (“B3”) website (www.b3.com.br). The information referred to in article 10 of CVM Ruling 481 was duly filed with CVM via Empresas.Net System.

Shareholders’ Participation

Considering the pandemic of COVID-19 in Brazil, mainly due to the existing restrictions on movement and gathering of people, the Meeting will be held exclusively in digital form, reason why the Shareholder’s participation can only be via Digital Platform, in person or by proxy duly established under the terms of article 21-C, paragraphs 2 and 3 of CVM Ruling 481, in which case the Shareholder may: (i) simply participate the Meeting, without necessarily voting; or (ii) participate and vote at the Meeting.

There shall be no remote voting under CVM Ruling 481 for the purposes of the Meeting.

Find below detailed information regarding the deadlines and procedures for participation in the Meeting, which was also made available on item 12.2 of the Company’s Reference Form:

Shareholders who wish to attend the Meeting shall submit such request to the Company by the email braskem-ri@braskem.com, with a request for confirmation of receipt, at least two (2) days before the date designated for the Meeting, which is, by August 22, 2020, and shall be duly accompanied with all the Shareholder's documentation for participation in the Meeting (as detailed below, in the Meeting’s Call Notice and in the Management’s Proposal for the Meeting), emphasizing that it will not be allowed access to the Digital Platform to the Shareholders who do not submit the required participation documents within the period provided herein, pursuant to article 5, paragraph 3 of CVM Ruling 481.

The Company will send individual invitations to access the Digital Platform accompanied by the respective instructions for accessing the Digital Platform to Shareholders who have submitted their request within the term and under the conditions set forth above. The Shareholder who participates through the Digital Platform will be considered present at the Meeting, being able to exercise his/her respective voting rights, and sign the respective Minutes of the Meeting, pursuant to art. 21-V, paragraph 1 of CVM Ruling 481.

4

If the Shareholder who has duly requested his participation does not receive from the Company the e-mail with instructions for access and participation in the Meeting at least 24 hours prior to the meeting (until 3:00 p.m. on August 23,2020), you should contact the Company by phone +55 (11) 3576-9531 - in any case, before 12:00 noon on August 24,2020, in order to be sent (or provided by telephone) the respective instructions for access.

The Company will provide technical assistance in the event of any Shareholders have any issues to participate in the Meeting. However, the Company is not responsible for any operational or connection issues that the Shareholder may face, as well as for any other issues outside the Company that may make it difficult or impossible for the Shareholder to participate and vote in the Meeting.

The Company also recommends that Shareholders familiarize themselves in advance with the use of Digital Platform, as well as ensure the compatibility of their respective electronic devices with the use of the platform (by video and audio).

Additionally, the Company requests such Shareholders to, on the day of the Meeting, access the Digital Platform at least fifteen (15) minutes in advance of the time scheduled for the beginning of the Meeting in order to allow the validation of the access and participation of all Shareholders that use it.

The Company's decision to hold the Meeting exclusively in digital form, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of CVM Ruling 481, was taken in a very specific and exceptional context, since Brazil and the rest of the world are experiencing a crisis caused by the pandemic of COVID-19, in which the movement of people is limited by the competent authorities. Thus, the format of the Meeting in an exclusively digital form reduces air travel need and health’s risk of all, and facilitates the participation of the Shareholders and others involved in such Meeting.

The Company reiterates its commitment to adopting measures to combat the pandemic of COVID-19 and to the safety of its Shareholders, employees and the communities in the regions where it operates.

Foreign Shareholder Attending General Meetings

Foreign Shareholders must submit the same documentation as Brazilian Shareholders, and exceptionally for this Meeting, the Company will not demand that the foreign shareholders’ representation documents are notarized, consularized, apostilled, and accompanied by a sworn translation, being sufficient that the foreign shareholders send a copy of the original copies of such documents to the Company's e-mail address indicated above.

5

Forwarding the Documentation

Shareholders who wish to attend the Meeting shall submit to the email braskem-ri@braskem.com, with a request for confirmation of receipt, at least two (2) days before the date designated for the Meeting, which is, by August 22, 2020, the simple copies of the originals of the following documents: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) proxy, duly compliant with the law, in case of representation of the Shareholder together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or (iii) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent entity. Access to the Digital Platform will not be allowed to Shareholders who do not submit the required participation documents within the period provided herein.

The Company clarifies that, exceptionally for this Meeting, will dismiss the requirement of delivering the hard copies of the Shareholders' representation documents to the Company's office, the requirement of certification by public notary of the signature of the grantor in the proxy to represent the Shareholder as well as the notarization, consularization or apostille annotation and sworn translation of all Shareholder’s representation documents. The delivery of simple copies of the original documents to the Company's e-mail address indicated above will suffice. The Company does not admit proxies granted by Shareholders by electronic means (i.e., digitally signed proxies without any digital certification).

Impossibility of Separate Election

In accordance with the CVM Board of Commissioner’s understanding in Administrative Proceedings CVM No. RJ2016/4098 and 19957.009411/2017-46, given that the first matter on the Agenda for the Meeting hereby called refers only to the replacement of two (2) effective members of the Company's Board of Directors, who were not elected by the separate election system, there shall be no possibility to adopt the separate election, as provided for in paragraphs 4 and 5 of article 141 of Law No. 6,404 of December 15, 1976 (“Brazilian Corporate Law”).

Voting Obstructions

Pursuant to the Brazilian Corporate Law, a shareholder may not vote on resolutions of the Meeting which may specifically benefit her/him or in which she/he and the company may have conflicting interests.

If any of the attending Shareholders claim an alleged conflict of interests of a Shareholder, which prevents her/him from voting in the Meeting, or in another legal event of vote obstruction, and if the Shareholder herself/himself has not declared her/his obstruction, the general meeting’s

6

presiding board shall suspend the resolution to listen to and receive such allegation, together with any counterclaims of such shareholder, before voting on the matter. The chairman of the meeting may, if he/she verifies a vote obstruction, request a clarification on the situation from the shareholder before voting the matter.

In line with the understanding of CVM, in situations in which the vote obstruction is unequivocal and the shareholder does not abstain from voting, the chairman of the meeting has the power to declare such obstruction, and he/she is not allowed to obstruct the vote in other situations, without prejudice to the legal provisions on the possible annulment of the vote cast.

* * * *

7

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

OF AUGUST 24, 2020

Shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Extraordinary General Meeting which will take place on August 24, 2020, at 3:00 p.m., exclusively in digital form, under the terms of article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of the Brazilian Security and Exchange Commission (“CVM”) Normative Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”), via digital platform Webex (respectively, “Digital Platform” and “Meeting”), in order to resolve on the following agenda (“Agenda”):

(i)              Replacement of two (2) effective members of the Company’s Board of Directors, being one appointed by shareholders Odebrecht S.A. and OSP Investimentos S.A. (“Odebrecht”) and one appointed by shareholder Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), to conclude the remaining term of office, until the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year to end on December 31, 2021; and

(ii)            Consolidation of the Company’s Bylaws, exclusively because the shareholders meetings that approved amendments to such document, did not formally approve its consolidation.

Camaçari/BA, August 7, 2020.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

8

General Information:

1. The Management Proposal (“Proposal”) contemplating all documentation related to the matters included in the Agenda as well as other relevant information to exercise voting rights in the Meeting, were made available to the Company’s Shareholders on the date hereof, pursuant to CVM Ruling 481, and may be accessed through CVM’s website (www.cvm.gov.br), the Company’s website (www.braskem-ri.com.br) and the Brazilian Stock Exchange’s (B3 S.A. – Brasil, Bolsa, Balcão) (“B3”) website (www.b3.com.br).

2. Considering the pandemic of COVID-19 in Brazil, mainly due to the existing restrictions on movement and gathering of people, the Meeting will be held exclusively in digital form, reason why the Shareholder’s participation can only be via Digital Platform, in person or by proxy duly established under the terms of article 21-C, paragraphs 2 and 3 of CVM Ruling 481, in which case the Shareholder may: (i) simply participate the Meeting, without necessarily voting; or (ii) participate and vote at the Meeting.

3. There shall be no remote voting under CVM Ruling 481 for the purposes of the Meeting.

4. Shareholders’ participation and documents required to access the Digital Platform:

Shareholders who wish to attend the Meeting shall submit such request to the Company by the email braskem-ri@braskem.com, with a request for confirmation of receipt, at least two (2) days before the date designated for the Meeting, which is, by August 22, 2020, and shall be duly accompanied with the simple copies of the originals of the following documents: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) proxy, duly compliant with the law, in case of representation of the Shareholder together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board election if the Shareholder is a legal entity; and/or (iii) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent entity. Pursuant to article 5, paragraph 3 of CVM Ruling 481, it will not be allowed access to the Digital Platform to the Shareholders who do not submit the required participation documents within the period provided herein.

The Company clarifies that, exceptionally for this Meeting, will dismiss the requirement of delivering the hard copies of the Shareholders' representation documents to the Company's office, the requirement of certification by public notary of the signature of the grantor in the proxy to represent the Shareholder as well as the notarization, consularization or apostille annotation (as the case may be) and sworn translation of all Shareholder’s representation documents. The delivery of simple copies of the original documents to the Company's e-mail address indicated above will suffice. The Company does not admit proxies granted by Shareholders by electronic means (i.e., digitally signed proxies without any digital certification).

9

5. Detailed information on the rules and procedures for participation at the Meeting, including guidelines on access to the Digital Platform, can be found in the Manual for Shareholders' Participation in the Meeting, in the Company's Management Proposal and other documents available on the websites of CVM (www.cvm.gov.br), the Company (www.braskem-ri.com.br) and B3 (www.b3.com.br).

6. The Company's decision to hold the Meeting exclusively in digital form, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of CVM Ruling 481, was taken in a very specific and exceptional context, since Brazil and the rest of the world are experiencing a crisis caused by the pandemic of COVID-19, in which the movement of people is limited by the competent authorities. Thus, the format of the Meeting in an exclusively digital form reduces air travel need and health’s risk of all, and facilitates the participation of the Shareholders and others involved in such Meeting.

7. The Company reiterates its commitment to adopting measures to combat the pandemic of COVID-19 and to the safety of its Shareholders, employees and the communities in the regions where it operates.

* * * *

10

RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Investor Relations - Braskem S.A.:	www.braskem-ri.com.br
Brazilian Securities Commission - CVM:	www.cvm.gov.br
Securities and Exchange Commission – SEC:	www.sec.gov
B3 S.A. - Brasil, Bolsa, Balcão:	www.b3.com.br
Brazilian Institute for Corporate Governance:	www.ibgc.org.br
Associação Brasileira da Indústria Química – ABIQUIM:	www.abiquim.org.br

* * * *

11

EXHIBIT 1: FORM OF PROXY - INDIVIDUAL

P R O X Y

By this private instrument and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers’ Register of the Ministry of Economy (CPF/ME) under No. __________________, appoints and constitutes as their attorney-in-fact _____________________________, to which they grant special powers to represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with registered office at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 42.150.391/0001-70, to be held on August 24, 2020, at 3:00 p.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents, to contest, agree, sign minutes and attendance books.

_______ ___________ , 2020.

* * * *

12

EXHIBIT 2: FORM OF PROXY – LEGAL ENTITY

P R O X Y

By this private instrument and pursuant to law, __________________________, with principal place of business at _________________, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. __________________, herein represented by its undersigned Officers, appoints and constitutes as its attorneys-in-fact _____________________________, to which it grants special powers to, (jointly or individually) (regardless of order of appointment), represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with principal place of business located at Rua Eteno, nº 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 42.150.391/0001-70, to be held on August 24, 2020, at 3:00 p.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents, to contest, agree, sign minutes and attendance books.

_______ ___________, 2020.

* * * *

13

USER GUIDE OF WEBEX PLATFORM TO ACCESS AND PARTICIPATION

The Company, once again reiterating its commitment on the adoption of measures to combat the pandemic caused by coronavirus (Covid-19), and also aiming at the health, well-being and safety of its shareholders, clarifies that the Webex Digital Platform was chosen to carry out the Meeting because it fulfills the requirements provided for in Article 21-C, paragraph 1 of CVM Ruling No. 481, as it allows shareholders the opportunity to express themselves and have simultaneous access to documents that have not been previously submitted and that are presented during the Meeting. In addition, the Digital Platform allows full recording of the Meeting, as well as the communication between the Participants, through the option “Bate-Papo” on the platform (see how to use this feature in item 2.3 below).

Therefore, the Company makes these instructions available to its shareholders to serve as a guide/manual to use the Digital Platform on the day of the Meeting, in order to facilitate the participation of all those involved in the event.

Introductory Information

To have access to the Meeting, shareholders shall request a link to access the Meeting via e-mail to the electronic address braskem-ri@braskem.com, up to August 22, 2020. The request shall be accompanied by the documents necessary for participation at the Meeting, which were duly indicated on the Call Notice, on the Management Proposal and this Manual for Shareholders’ Participation.

The access to the Meeting via Digital Platform will be restricted to shareholders or its representatives/proxies (“Participants”), Company’s members and other people whose presence is mandatory under the law or applicable regulation. The links to access the Digital Platform, including the individual invitations, will be sent to the e-mail addresses that made the access request. Only one individual invitation will be sent per Participant.

The Company informs in advance that it will not authorize the participation in the Meeting of any Participant who has not requested the access link within the term indicated above, and of any Participant who requested the link but did so without submitting the participation documents required within the deadline above.

Participants who become accredited within the deadline above commit, as of now: (i) to use the individual invitations only for participation in the Meeting; (ii) not to transfer or disclose, in whole or in part, the individual invitations to a third party, whether a shareholder or not, given that the invitation is personal and non-transferable; and (iii) not to record or reproduce, in whole or in part, nor transfer to a third party, whether a shareholder or not, the content of any information obtained on the Digital Platform during the Meeting.

14

If a certain Participant, duly qualified, does not receive the link for access the Meeting up to twenty-four (24) hours in advance of the opening time of the Meeting (that is, until 3:00 p.m. on August 23, 2020), such Participant shall contact the Company’s Investor Relations Department, through phone number +55 (11) 3576-9531, no later than 12:00 noon on August 24, 2020, so that the respective access instructions may be sent back (or provided by phone).

The Digital Platform will be available for use via computer (desktop or laptops and alike) and via mobile phone, through Webex app, for Apple and Android mobile phones. The Participant who chooses to participate in the Meeting via mobile phone must download the Webex app on the mobile phone.

Recommendations

We suggest that Participants access the Digital Platform at least fifteen (15) minutes before the start of the Meeting, in order to avoid any operational problems with the platform.

The Company recommends that Participants previously test and become acquainted with the Digital Platform, in order to avoid any surprises regarding the incompatibility of their electronic equipment with the platform, as well as to avoid possible problems with its use on the date of the Meeting.

All Participants will start the Meeting with their respective microphones and cameras disabled, and only the event organizer can enable them. Thus, after the presentation on each matter included in the Agenda of the Meeting, the Participant who wishes to speak up must use the “Perguntas e Respostas” option on the Digital Platform to register such request, so that Participants will be given the floor in the order the requests are received by the presiding Board. The statement will be exercised when the event organizer enables the requiring Participant’s audio.

As detailed in item 2 below, it is emphasized that the “Perguntas e Respostas” function of the platform must not be confused with the “Bate-Papo” function. Only through the “Perguntas e Respostas” function the Participants will be able to address the presiding Board, including for the purpose of voting.

The “Bate-Papo” function can be used for communication between Participants.

Responsibilities and Rights

Braskem will not be responsible for connection problems that Participants may face, and other situations beyond the Company’s control, such as instability in the internet connection or incompatibility of the Digital Platform with the Participant’s equipment. As a result, we remind you that your experience may vary according to the browser and settings of your equipment (computer or mobile phone).

15

The Company reserves the right to use any information contained in the Meeting’s recording to: (i) registration of the Participants' statements and also for viewing the documents presented during the Meeting; (ii) registration of the authenticity and safety of communications during the Meeting; (iii) registration of the Participants' attendance and votes; (iv) compliance with any legal orders from competent authorities; and (v) safeguard of the Company, its administrators and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

Technical Support

The Company will provide remote technical support to Participants (note the recommendations described above), which will be provided via telephone 11 3576-9681.

Below, we provide a brief guide, containing basic instructions for access (item 1) and participation in the Meeting (item 2), as well as how the features made available on the Digital Platform can be used by the Participants.

16

1 – HOW TO ENTER THE MEETING

1st Step: You will receive an e-mail from the sender messenger@webex.com containing an invitation to access the Meeting. In the e-mail you will find a password, which will be requested for registration.

Important: If you cannot find the e-mail, check your SPAM box, and validate with your IT team that the e-mails from the sender @webex.com are released.

17

2nd Step: By clicking the invitation button, there will be a redirection to the CISCO WEBEX website. Register your submission for the Meeting by clicking on the “Registrar-se” button

3rd Step: Enter the password received by e-mail (1st step) and click on “Enviar”

18

4th Step: Fill in the blanks with the requested data and click on “Enviar”

At the end of the submission, it will appear the screen on the side.

5th Step: Click on “Concluído” and wait for the confirmation e-mail as shown in the image below

19

6th Step: When your participation in the event is approved, a new confirmation e-mail will be sent. Open the e-mail and click "Accept" to insert the event in your calendar and until the event’s time (preferably 15 minutes before the scheduled time), click "Entrar no evento".

IMPORTANT: the event will only be available 15 minutes before the scheduled time.

7th Step: Until the scheduled time, click on “Entrar agora” to join the Meeting

20

2 – HOW TO PARTICIPATE/VOTE DURING THE MEETING

2.1. Introductory Information

Participants who attend the Meeting via Digital Platform will, for all legal purposes, be considered present at the Meeting and, as such, will be considered subscribers to the respective minutes and the Company's Shareholders' Attendance Book, pursuant to article 21- V, §1 of CVM Ruling No. 481.

2.2. Asking for the floor and voting - “Perguntas e Respostas”

All Participants will start the Meeting with their respective microphones and cameras disabled, and only the event organizer can enable them. Thus, after the presentation on each matter included in the Agenda of the Meeting, the Participant who wishes to speak up must use the “Perguntas e Respostas” option on the Digital Platform to register such request, so that Participants will be given the floor in the order the requests are received by the presiding Board. The statement will be exercised when the event organizer enables the requiring Participant’s audio.

Participants who wish to make their statements in writing must forward their statement to the Meeting’s presiding Board by the end of the Meeting, through the e-mail braskem-ri@braskem.com.

Participants who wish to express their opinion on any matter not related to the Meeting's agenda must use the contact channel with the Company through its Investor Relations Department.

Below, we point out the step by step to use this feature on the Digital Platform:

1st Step: To participate in the ongoing vote or to ask for the floor during the event, use the “Perguntas e Respostas” function. To do so, click on the icon highlighted below.

21

2nd Step: Then, to participate in the ongoing vote or to ask for the floor, just click on the “Perguntas e Respostas” function and express your interest in using the microphone. When it is your turn, the event organizer will enable your microphone so you can speak:

IMPORTANT NOTE: The Company informs that it will only receive requests for statements made via the “Perguntas e Respostas” function. Therefore, requests for statements via the “Bate-Papo” feature (see item 2.3 below) will not be received by the Meeting’s presiding Board.

2.3. Text messages - Via Bate-Papo (Conversation between participants)

1st Step: The “Bate-Papo” function may be used for communication between Participants. To send a text message, click on the “Bate-Papo” button:

22

2nd Step: A new window will appear on the side of your screen. Choose the Participants, type your message and press the key <ENTER>

Any questions or clarifications on the above may be resolved or requested, as the case may be, by contacting the Company's Investor Relations Department, through the e-mail braskem-ri@braskem.com.

23

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2020

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.